Sonny W. Allison

PHONE:	(303) 291-2314

FAX:	(303) 291-2414

EMAIL:	SAllison@perkinscoie.com

September 17, 2010

VIA EDGAR FILING AND OVERNIGHT DELIVERY

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	CAI International, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed September 17, 2010; File No. 333-168480

Dear Mr. Ingram:

On behalf of CAI International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) in regard to the Company’s Amendment No. 1 to Registration Statement on Form S-3 as set forth in your comment letter dated September 15, 2010 (the “Comment Letter”). We have enclosed for your reference a courtesy copy of Amendment No. 2 to the Registration Statement (the “Amendment”) in a clean version and a copy of the Amendment in a version marked to show changes from the version of the Registration Statement filed with the Commission on September 8, 2010.

The responses set forth herein are based on information provided to this firm by the Company. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below. The page number references refer to the page numbers in the Amendment.

Prospectus Cover Page

1.	We note that you may sell the common stock, preferred stock, debt securities, convertible debt securities, and warrants individually or as units. However, it does not appear that

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 17, 2010

you listed units on the Prospectus Cover Page or in the Registration Fee Table in your Form S-3 filed on August 2, 2010. If you are registering units, please list them accordingly, provide a description of the units you may offer pursuant to Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

RESPONSE: The Company does not intend to combine the securities into distinct separate securities called “units”. We have removed references to units in the Amendment on the cover page of the prospectus and at pages 1 and 2.

2.	Since the debt securities you are offering contain provisions relating to convertibility, it is unclear why you believe you need to separately register the offer and sale of “convertible debt securities.” Please advise.

RESPONSE: Per our discussion with the Staff, although the indentures permit issuances of convertible debt securities, we believe that it is clearer to investors if convertible debt securities are listed separately in the prospectus. This way it is readily apparent that debt securities may be convertible. We have added a sentence to the introduction to the section entitled “Description of Convertible Debt Securities” to clarify that they would be issued under the same indentures as the other Debt Securities.

Exhibit Index, page II-2

3.	We note your response to comment 5 in our letter dated August 16, 2010. However, please revise your filing to remove the parenthetical descriptions for Exhibits 25.1 and 25.2 which state “to be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act.” Since you are relying on Section 305(b)(2) of the Trust Indenture Act to file the T-1 on a delayed basis, you must separately file the Form T-1 under the electronic form type 305B2. You may not file it in the manner described in the parenthetical.

RESPONSE: We have revised the parenthetical to indicate that the Statement of Eligibility on Form T-1 will be filed in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act of 1939 and Rule 5b-3 thereunder.

Exhibit 5.1 – Legal Opinion

4.	Please arrange for counsel to opine on the 1,691,760 shares of common stock being registered for resale.

RESPONSE: The opinion has been revised to add new opinion paragraph 6.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 17, 2010

5.	We note counsel’s use of certain defined terms such as “debt indenture,” “convertible indenture,” “convertible debt securities,” and “debt securities” throughout its opinion and that counsel appears to render opinions on each of these defined terms as if they are separate securities. We also note counsel’s statement that its opinion “is limited to . . . the State of New York as to the valid and binding obligations of the Company with respect to the Debt Securities. . . .” Please tell us why counsel is providing separate opinions on the legality of the “debt indenture,” the “convertible indenture, and the “convertible debt securities.” Because the convertibility features are embedded within the form indentures you have filed, it would appear that a sole opinion covering the debt securities, i.e., the senior and subordinated indentures, would be sufficient for purposes of complying with Item 601(b)(5)(i) of Regulation S-K.

RESPONSE: Per our discussions with the Staff, we have removed references to Convertible Debt Securities in the opinion. However, we have left the opinion regarding the Debt Indenture because it is currently our practice to give such opinion in connection with the opinion regarding the validity of the Debt Securities.

If you have any further comments or questions regarding this letter, please contact me at (303) 291-2314.

Very truly yours,

/s/ Sonny W. Allison
Sonny W. Allison

cc:	Jessica Kane, U.S. Securities and Exchange Commission

Masaaki Nishibori, CAI International, Inc.

Victor M. Garcia, CAI International, Inc.

Nadine Teixeira, CAI International, Inc.

Edward J. Wes, Jr., Perkins Coie LLP